SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

GREEN PLANET SOLUTIONS CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

Herbert Schaffer
2765 Cardinal Circle
Gulf Stream, FL 33483
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

November 24, 2006
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Herbert Schaffer

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
100,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
100,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

(14)	TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of Green Planet Solution Co. (formerly 4320, Inc.), a Delaware corporation, with its principal place of business located at 2765 Cardinal Circle, Gulf Stream, FL 33483

This Schedule 13D relates the Stock Purchase Agreement between Michael Raleigh and Herbert Schaffer, pursuant to which all of the outstanding common shares of the Issuer were purchased by Mr. Schaffer (the “Agreement”).

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Herbert Schaffer, hereinafter sometimes referred to as the “Reporting Person.” Mr. Schaffer’s principal office is 2765 Cardinal Circle, Gulf Stream, Florida 33483. Mr. Schaffer is 63 years old. He brings more than 30 years of executive management experience to Green Planet Solutions Corporation with a track record of success for evolving startup corporations. Having worked for PriceWaterhouseCoopers and eventually owning and operating his own accounting firm for 15 years, Mr. Schaffer brings an extensive financial background to Green Planet Solutions. Before joining Green Planet Solutions, Mr. Schaffer was a Chief Financial Officer at World Telecommunications Company, a long distance service provider.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds required to purchase all of the outstanding shares pursuant to the Agreement was $30,000. The source of funds was Mr. Schaffer’s personal capital.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was a private sale by the existing sole shareholder of the Issuer. The purpose of the Agreement was for the Reporting Person to acquire all of the outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 100,000 of the issued and outstanding common shares of the Issuer. Such amount represented 100% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Stock Purchase Agreement between Michael Raleigh and Herbert Schaffer was filed pursuant to a Current Report on Form 8-K filed with the SEC on November 24, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: November 30, 2006
                                Signature:

               /s/ Herbert Schaffer
Herbert Schaffer